Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,
	2010	2011	2012	2013	2014
Earnings:
Earnings from continuing operations before income taxes	$2,879	3,631	3,115	3,196	3,348
Fixed charges	398	370	373	373	355
Earnings, as defined	$3,277	4,001	3,488	3,569	3,703

Fixed Charges:
Interest Expense	$280	246	241	234	218
One-third of all rents	118	124	132	139	137
Total fixed charges	$398	370	373	373	355

Ratio of Earnings to Fixed Charges	8.2X	10.8X	9.4X	9.6X	10.4X